                                                                    Exhibit 99.1

Risk Factors and Cautionary Statements.
--------------------------------------

     When used in this Annual Report on Form 10-K and in future filings by the Company with the Securities and Exchange Commission (the "Commission"), in the Company's press releases, letters and reports to stockholders and in oral statements made by the Company's representatives, the words or phrases "should result," "are expected to," "targeted," "will continue," "will approximate," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are necessarily subject to certain risks and uncertainties, including those discussed below, that could cause actual results to differ materially from the Company's historical experience and its present expectations or projections. Caution should be taken not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The factors listed below could affect the Company's financial performance and could cause the Company's actual results for future periods to differ from any opinions or statements expressed with respect thereto. Such differences could be material and adverse.

     The Company will not undertake and specifically declines any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances occurring after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

     Estimates of future financial results are inherently unreliable.

     From time to time, representatives of the Company may make public predictions or forecasts regarding the Company's future results, including estimates regarding future revenues, expense levels, earnings or earnings from operations. Any forecast regarding the Company's future performance reflects various assumptions. These assumptions are subject to significant uncertainties, and, as a matter of course, many of them will prove to be incorrect. Further, the achievement of any forecast depends on numerous factors (including those described in this discussion), many of which are beyond the Company's control. As a result, there can be no assurance that the Company's performance will be consistent with any management forecasts or that the variation from such forecasts will not be material and adverse. Investors are cautioned not to base their entire analysis of the Company's business and prospects upon isolated predictions, but instead are encouraged to utilize the entire available mix of historical and forward-looking information made available by the Company, and other information affecting the Company and its products, when evaluating the Company's prospective results of operations.

     In addition, representatives of the Company may occasionally comment publicly on the perceived reasonableness of published reports by independent analysts regarding the Company's projected future performance. Such comments should not be interpreted as an endorsement or adoption of any given estimate or range of estimates or the assumptions and methodologies upon which such estimates are based. Undue reliance should not be placed on any comments regarding the conformity, or lack thereof, of any independent estimates with the Company's own present expectations regarding its future results of operations. The methodologies employed by the Company in arriving at its own internal projections and the approaches taken by independent analysts in making their estimates are likely different in many significant respects. Although the Company may presently perceive a given estimate to be reasonable, changes in the Company's business, market conditions or the general economic climate may have varying effects on the results obtained through the use of differing analyses and assumptions. The Company expressly disclaims any continuing responsibility to advise analysts or the public markets of its view regarding the current accuracy of the published estimates of outside analysts. Persons relying on such estimates should pursue their own independent investigation and analysis of their accuracy and the reasonableness of the assumptions on which they are based.

     Consolidation in the banking industry may adversely affect our ability to sell our products and services.

     Mergers, acquisitions and personnel changes at financial institutions and electronic funds transfer networks may adversely affect our business, financial condition and results of operations. Currently, the banking and EFT industries are consolidating, causing the number of financial institutions and ATM networks to decline. This consolidation could cause us to lose:

     o    current and potential customers;

     o market share if the combined entity determines that it is more efficient to develop in-house products and services similar to ours or use our competitors' product and services; and

     o revenue if the combined institution is able to negotiate a greater volume discount for, or discontinue the use of, our products and services.

For example, one of the larger customers of our electronic transaction processing business, the STAR Network, has been purchased by one of our competitors, Concord EFS. Although we have a multi-year processing contract with STAR, we cannot presently predict the possible long-term impact of this acquisition on our business with certainty. The loss of STAR as a processing customer would have an adverse effect on our business

     We have only a limited history with our current business plan.

     Our business model is still new and developing. In April 1999, we began the process of combining five of Deluxe's former operating units into an integrated electronic debit payment business. The businesses we combined were Deluxe Electronic Payment Systems, Inc., DebitBureauSM, ChexSystems, Inc., Deposit Payment Protection Systems, Inc. and an electronic check conversion company that was acquired in February 1999. Deluxe Electronic Payment Systems, Inc. and the electronic check conversion company primarily process debit transactions. The other companies maintain databases that help financial institutions and retailers to determine whether to open a new checking or savings account for or accept a check from a consumer. We combined these businesses in order to couple our risk management products with our transaction processing capabilities in an effort to create more products and services than the businesses would have created as independent operating units. In January 2000, we decided to combine our professional services business with our electronic payments business because the addition of the information technology expertise of this business would enhance our ability to develop, customize, install and maintain our products. We may not be able to realize the anticipated strategic and other benefits of these combinations in a timely manner, or at all. Our management has been and will continue to be required to devote substantial attention to the process of integrating our operations, technologies and personnel and consolidating our infrastructure. The diversion of management's attention and any difficulties encountered during the transition could have an adverse impact on our on-going business activities and limit our growth.

     Our government services business has not been profitable and Deluxe's indemnification may not be adequate.

     Our government services business contributed operating losses of approximately $106,000 during 2000, $6.6 million in 1999 and $47.7 million in 1998. These amounts include losses we recognized in 2000, 1999 and 1998 that represent probable future losses from unprofitable long-term service contracts and the write-off of assets associated with this business. The losses on the long-term service contracts result from the revenues from the contracts being lower than expected and the expenses to service the contract being higher than anticipated. The assets associated with the government services business were written off because this business has a negative overall cash flow and its assets have no resale value.

     Deluxe has agreed to indemnify us for future losses arising from any litigation based on the conduct of the business prior to our initial public offering and future losses on identified loss contracts in excess of our $29.2 million loss contract reserves as of April 30, 2000. This indemnification obligation does not apply to

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losses contemplated by the existing reserve and is subject to a $14.6 million limit. In addition, Deluxe's indemnification does not apply to any contract that was not in a loss position as of April 30, 2000 and so if any of these profitable contracts were to become unprofitable, no indemnification would be available. Our loss contract reserves are based on estimates of the future performance of identified contracts, and the estimated results may not be realized. As a result, we may incur losses beyond our current reserves and Deluxe's indemnification. For example, a continuing strong economy, which could further reduce the number of welfare recipients below our current expectations, could increase our projected future losses. These excess losses would be recognized in future periods and decrease our earnings for those future periods.

     We face intense competition in all areas of our business, and if we do not compete effectively, our business will be harmed.

     We face intense competition from a number of companies. Further, we expect that competition will intensify as the movement towards increasing consolidation within the financial services industry continues. Many of our competitors have significantly greater financial, technical and marketing resources, greater name recognition and a larger installed customer base than we do.

     In the electronic payment management market, our principal competitors include:

     o third party network and credit card processors, including First Data, Equifax, Total System Services, Electronic Data Systems, Concord EFS and Alliance Data Systems;

     o financial institutions that have developed internal processing capabilities or services similar to ours, including Bank of America, M&I Data and Fifth Third National Bank;

     o electronic data interchange and cash management providers, including Fiserv, CheckFree, Metavante, EDS and Fundtech;

     o electronic bill payment providers, including CheckFree, EDS, MasterCard, Spectrum and Visa;

     o electronic funds transfer software providers, including Transaction Systems Architects, SLMsoft, Oasis, Mosaic and PaySys; and

     o national information database companies and other content providers, including Equifax, Experian and Trans Union.

     In the market for electronic transaction processing, the principal factors on which we compete are price and service levels. The future growth of our revenues in this market is dependent upon securing an increasing volume of transactions. If we cannot control our transaction processing expenses, we may not remain price competitive and our revenues will be adversely affected.

     Competition for our decision support and risk management products is based primarily on the quantity and quality of the data available to us for this purpose and, to a somewhat lesser degree, price. Our competitive position in these markets could be harmed if our competitors were able to compile different data sources and analytical capabilities that proved to be more effective than our products. In addition, competitive pressure on our check verification business is increasing and may require us to make significant investments to maintain our customer base and acquire new customers.

     In addition to our current competitors, we expect substantial competition from established and new companies. We cannot assure you that we will be able to compete effectively against current and future competitors. Increased competition could result in price reductions, reduced gross margins or loss of market share.

     We may not sustain profitability.

     We had net losses of $8.2 million in 1999, $14.6 million in 1998 and $34.1 million in 1997, and, although we had net income of $4.6 million for the year ended December 31, 2000, we may not maintain profitability. Our ability to maintain profitable operations will depend on growth in electronic debit payments, our ability to attract new clients, the continued market acceptance of our products and services and our ability to control further losses on government services contracts.

     We are substantially dependent upon continued growth in the market for electronic debit payment services.

     If the electronic debit payments market does not grow or grows more slowly than expected, our business will suffer. Several factors could inhibit the acceptance and growth of electronic debit payments, including:

     o these types of payments are relatively new alternatives to the more familiar cash, check and credit card payment options. Consumers and businesses may be unwilling to change their established payment preferences and adopt these new forms of payment as quickly as we expect; and

     o consumers may be concerned that these newer payment options are not as safe or reliable as more traditional payment methods. Consumers may also believe that these payment technologies offer a lower level of privacy.

     Our ATM deployment initiative may not be successful.

     In September 2000, we entered into a new ATM deployment agreement with a limited liability company in which we hold a 24% interest. Under this agreement, we have assumed responsibility for ATM placement strategies and the expansion of the limited liability company's former ATM base and the limited liability company is responsible for managing and servicing the ATM base in exchange for a monthly fee determined by reference to the number of ATMs under management. Our revenues under this contract are received from the fees paid by consumers utilizing the machines and interchange fees paid by their banks. Although this contract is expected to generate significant revenue growth in 2001, if we are not successful in deploying the ATM base in high volume locations, we will not generate sufficient fee income to offset the costs associated with the management of the ATMs. In addition, if the agreement is not extended beyond its initial one-year term, the revenues derived from this contract would not continue into future periods.

     Currently, this business operates at a slight loss and this situation is expected to continue for the immediate future. Improvement in the future will depend upon our ability to efficiently manage the deployment of the ATMs and to generate additional revenues from the installed ATM base. This is a relatively new business and so no assurance can be given that we will be successful in these efforts. In addition, the expansion of the installed base of ATMs may require the application of increased amounts of cash to keep the machines appropriately supplied with cash for withdrawal by consumers.

     If we experience system failures, the products and services we provide to our customers could be delayed or interrupted, which would harm our business and reputation and result in the loss of customers.

     Our ability to provide reliable service largely depends on the efficient and uninterrupted operations of our computer network systems and data centers. Any significant interruptions could severely harm our business and reputation and result in a loss of customers. Our systems and operations could be exposed to damage or interruption from fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. Although we have taken steps to prevent a system failure, we cannot be certain that our measures will be successful and that we will not experience system failures. Further, our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur.

     If we fail to develop and introduce new and enhanced products and services, we will not be able to compete effectively and our ability to generate revenues will suffer.

     Our success will depend in part on our ability to continue to develop and introduce new and enhanced electronic debit payment products and services that keep pace with competitive introductions, technological changes and changing customer preferences. If we fail to anticipate or respond adequately to new developments, we may lose opportunities for business with both current and potential customers.

     Legislation relating to consumer privacy protection could harm our ability to collect and use data, increase our operating costs or otherwise harm our business.

     Existing and new laws and regulations relating to consumer privacy protection could harm our ability to collect and use consumer data, increase our operating costs or otherwise harm our business. We collect personal data about consumers for use in our decision support and risk management products. The information we collect includes names and addresses, social security numbers, drivers license numbers, checking and savings account numbers and payment history records such as account closures and returned checks. Due to the increasing public concern over consumer privacy rights, Congress and state legislatures have adopted and are considering adopting laws and regulations restricting the purchase, sale and sharing of personal information about consumers. For example, some states have restricted the sale of motor vehicle records, including drivers license lists, and some states refuse to disclose this information at all.

     The new federal financial modernization law, known as the Gramm-Leach-Bliley Act, imposes significant new consumer information privacy requirements on any entity engaged in the business of providing financial services, including entities that provide services to financial institutions. Federal agencies, such as the Comptroller of the Currency and the Federal Trade Commission, have issued regulations to implement these requirements. The Act requires covered companies to develop and implement policies to protect the security and confidentiality of consumers' nonpublic personal information and to disclose those policies to consumers before a customer relationship is established and annually thereafter. In addition, the Act requires covered companies to give an opt-out notice to consumers before sharing consumer information with third parties. The opt-out notice requirement in the Act is subject to several exceptions for credit reporting and fraud prevention purposes. Although we believe these exceptions apply to our business, government agencies could interpret their regulations in a manner that could expand the scope of the Act in ways which could adversely affect our business. In addition, even if the regulations do not affect us directly, uncertainty over the scope of the regulations could make financial institutions unwilling to share consumer-related information with us.

     The Act does not prohibit state legislation or regulations that are more restrictive on our collection and use of data. More restrictive legislation or regulations have been introduced in the past and could be introduced in the future in Congress and the states. For example, in the past legislation has been proposed which would require consumers to opt in to any plan which would allow their nonpublic personal information to be disclosed. We are unable to predict whether more restrictive legislation or regulations will be adopted in the future. Any future legislation or regulations could have a negative impact on our business.

     If the security of our databases is compromised, our reputation could suffer and customers may not be willing to use our products and services.

     If the security of our databases is compromised, our business could be materially adversely affected. In our electronic payments business, we collect personal consumer data, such as names and addresses, social security numbers, drivers license numbers, checking and savings account numbers and payment history records. Unauthorized access to our database could result in the theft or publication of personal confidential information and the deletion or modification of personal records or otherwise cause interruptions in our operations. These concerns about security are increased when we transmit information over the Internet. A security or privacy breach may:

     o    deter customers from using our products and services;

     o    harm our reputation;

     o    expose us to liability;

     o increase our operating expenses to remediate problems caused by the breach; and

     o decrease market acceptance of electronic commerce transactions in general.

     We are dependent on Deluxe for a significant portion of our revenue.

     In 2000, net sales to Deluxe represented 14.2% of our total net revenues. Deluxe has established minimum spending targets of $43 million per year through March 31, 2005 for software development, maintenance and support services from our professional services business. We will also provide Deluxe with business process outsourcing services during this period. The loss of Deluxe as a customer or a material reduction in the amount of services it orders from us would materially adversely affect our future results of operations and financial condition.

     The success of our strategy to expand our Internet delivery channels depends on product development efforts and increased adoption by businesses and consumers of the Internet as a means for commerce.

     We believe that the Internet will become an increasingly important means by which consumers and businesses buy and sell products and services. Accordingly, developing the means to process debit-based Internet transactions is an important factor in our ability to increase sales of our electronic payment services. In order to be successful with this initiative, we must develop efficient ways for participants in Internet-based transactions to send and receive debit payments with a minimum level of risk or inconvenience. We cannot assure you that our Internet applications will be widely accepted in the market. In addition, the success of our Internet strategy depends on the continued growth and use of the Internet as a means of commerce. If commerce over the Internet does not become more accepted and widespread, our business and results of operations could suffer.

     We may be required to expend significant sums to protect our trademarks.

     In May 1999, we filed a trademark infringement lawsuit seeking to prevent Citizens Advisers, Inc. from using the "E FUND" mark and efund.com Internet domain. This action and any future litigation could be costly and time consuming. If we are unsuccessful in preventing Citizens from using our name for confusingly similar products, our business could be harmed because customers and potential customers are confused about the origin of goods and services offered by Citizens and ourselves and wrongfully attribute any dissatisfaction with Citizens' services to us. Further, if we are not successful in this lawsuit or our current settlement discussions are not successful, we may not be able to obtain a registered federal trademark for the eFunds mark, which could restrict our ability to protect our name and reputation from infringement by others.

     We may experience software defects, development delays and installation difficulties, which would harm our business and reputation and expose us to potential liability.

     Our services and products are based on sophisticated software and computing systems and we often encounter delays when developing new products and services. Further, the software underlying our products and services has occasionally contained and may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we may experience difficulties in installing or integrating our products and technologies on platforms used by our customers or in new environments, such as the Internet. Defects in our software products, errors or delays in the processing of electronic transactions or other difficulties could result in:

     o    delay in market acceptance;

     o    additional development costs;

     o    diversion of technical and other resources;

     o    loss of customers;

     o    negative publicity; or

     o    exposure to liability claims.

     Although we attempt to limit our potential liability for warranty claims through disclaimers and limitation-of-liability provisions in our license and client agreements, we cannot be certain that these measures will be successful in limiting our liability.

     We depend on the continued services of our key officers.

     Our future success depends upon the continued services of a number of key officers, including John Blanchard, our Chairman and Chief Executive Officer, Paul Bristow, our Executive Vice President and Chief Financial Officer, and Dr. Nikhil Sinha, our Executive Vice President, Business Enterprise Group. The loss of the technical knowledge and industry expertise of any of these officers could seriously harm our business.

     Our attempts to expand by means of acquisitions and strategic alliances may not be successful.

     Tax requirements related to the Spin-Off will restrict our ability to complete significant acquisitions through the issuance of our common stock. Further, our ability to expand in this manner involves many risks, including:

     o the operations, technology and personnel of any acquired companies may be difficult to integrate;

     o the allocation of resources to consummate these transactions may disrupt our business;

     o acquired businesses may not achieve anticipated revenues, earnings or cash flow;

     o strategic alliances may not be successful or we may not realize anticipated benefits in a timely manner, or at all; and

     o our relationships with existing customers and business partners may be weakened or terminated as a result of these transactions.

     There are a number of risks associated with our international sales and operations that could harm our business.

     Because we currently sell some of our products and services in Europe, Australia and South and Latin America, our business is subject to risks associated with doing business internationally. Also, we may not be successful in selling our services outside of the United States. In 2000, we generated approximately 6.2% of our net sales outside of the United States. Our future results could be harmed by a variety of factors, including:

     o    changes in foreign currency exchange rates;

     o changes in a specific country's or region's political and economic conditions, particularly in emerging markets;

     o    potentially unfavorable tax rules;

     o    tariffs, duties and other trade barriers;

     o    reduced protection for intellectual property rights;

     o    challenges in managing widespread operations;

     o changes in foreign laws and regulatory requirements or in foreign policy; and

     o    varying business practices in foreign countries.

     Conditions in India could adversely affect our operations.

     We maintain software development and business process management facilities in India. Political and economic conditions in India could adversely affect our operations.

     The Company's Indian software development and business process management operations qualify for tax incentives associated with businesses which operate within designated geographic locations. Such incentives generally provide us with a complete exemption from Indian tax on business income generated from these operations and phase out through the end of 2008. We cannot assure you that these tax benefits will be continued in the future at their current levels or at all. If these tax benefits were reduced or eliminated, our taxes in future periods would likely increase.

     We face collection risks on some payments.

     A debt collection service we commenced in 2000 exposes us to collection risks. For a limited number of clients of our check authorization service, we purchase returned checks at a discounted price to the stated check amount and assume the collection risk on the checks. We base our discounted purchase price on the collection history of each client. We plan to introduce a check guarantee program in 2001 pursuant to which we will purchase certain checks presented at the point of sale at a discount from their face value and assume the subsequent risk of collection. If we are unable to collect on checks at the expected rates or if the payment quality of our portfolio of returned checks deteriorates, we may incur a loss on the checks we purchase.

     We face termination and compliance risks with respect to our government contracts.

     All of our government contracts can be terminated at any time, without cause, by the contracting governmental entity. We realized 10.6% of our net sales in 2000 pursuant to contracts of this type. If a government contract is so terminated, the contractor generally is entitled to receive compensation only for the services provided or costs incurred at the time of termination and a reasonable profit on the contract work performed prior to the date of termination. In addition, all of our government contracts require us to comply with various contract provisions and procurement regulations, and in some cases, accounting requirements. Violations of some of these provisions could, if not cured, result in termination of the contract and fines.

     Our government services business could be harmed by cost overruns on fixed-price contracts.

     In 2000, approximately 10.6% of our net sales were derived from fixed-price, variable volume contracts of our government services business. Under these contracts, we agree to perform services for an agreed unit price and we bear the entire risk of cost overruns and changing volumes. If we do not successfully manage these project and contract risks or if our original contract estimates turn out to be inaccurate, we could suffer cost overruns and penalties and our reputation and results of operations could be harmed. We recorded charges of $40.9 million and $8.7 million in 1998 and 1999 and we incurred an additional net $9.7 million charge in the second quarter of 2000 as a result of these risks. We cannot assure you that we will not incur additional charges of this type or that the indemnification Deluxe has agreed to provide us with respect to our existing contracts will be sufficient.

     We may be unable to protect our intellectual property rights.

     Despite our efforts to protect our intellectual property rights, third parties may infringe or misappropriate our intellectual property rights, or otherwise independently develop substantially equivalent products and services. The loss of intellectual property protection or the inability to secure or enforce intellectual property protection could harm our business and ability to compete. We rely on a combination of trademark and copyright laws, trade secret protection and confidentiality and license agreements to protect our trademarks, software and know-how. We have also applied for patent protection on some of the features of our newer products. We may be required to spend significant resources to protect our trade secrets and monitor and police our intellectual property rights.

     Third parties may assert infringement claims against us in the future. In particular, there has been a substantial increase in the issuance of business process patents for Internet-related business processes, which may have broad implications for all participants in Internet commerce. Claims for infringement of these patents are becoming an increasing source of litigation. If we become subject to an infringement claim, we may be required to modify our products, services and technologies or obtain a license to permit our continued use of those rights. We may not be able to do either of these things in a timely manner or upon reasonable terms and conditions. Failure to do so could seriously harm our business and operating results. In addition, future litigation relating to infringement claims could result in substantial costs to us and a diversion of management resources. Adverse determinations in any litigation or proceeding could also subject us to significant liabilities and could prevent us from using some of our products, services or technologies.

     Our historical financial information may not necessarily reflect our results as a separate company.

     We have only a very limited operating history as an independent company. The historical financial information we have included in this Annual Report on Form 10-K has been carved out from Deluxe's consolidated financial statements and may not necessarily reflect what our results of operations, financial condition and cash flows would have been had we been a separate, stand-alone entity during the periods presented. As a result of the IPO and the Spin-Off, we are now required to provide our own financial, administrative and other resources to operate as an independent public company and to replace other services provided by Deluxe to us. As a result, the historical financial information is not necessarily indicative of what our results of operations, financial condition and cash flows will be in the future.

     There are tax risks associated with the Spin-Off.

     Deluxe has received confirmation from the Internal Revenue Service that, for U.S. federal income tax purposes, the Spin-Off was generally tax-free to Deluxe and to its shareholders. This confirmation was premised on a number of representations and undertakings made by eFunds and Deluxe to the Internal Revenue Service, including representations with respect to each company's intention not to engage in certain transactions in the future. The Spin-Off may be held to be taxable to Deluxe and to its shareholders who received eFunds shares if the Internal Revenue Service determines that any of the representations made were incorrect or untrue in any respect, or if any undertakings made are not complied with. If, notwithstanding the confirmation of the Internal Revenue Service, the Spin-Off is held to be taxable, both Deluxe and its shareholders who received eFunds shares could be subject to a material amount of taxes. We will be liable to Deluxe for any such taxes incurred by Deluxe to the extent such taxes are attributable to specific actions or failures to act by us, or to specific transactions involving us following the Spin-Off. In addition, we will be liable to Deluxe for a portion of any taxes incurred by Deluxe if the Spin-Off fails to qualify a tax-free as a result of a retroactive change of law or other reasons unrelated to the action or inaction of either us or Deluxe.

     Deluxe generally has sole authority to respond to and conduct all tax proceedings and tax audits relating to our operations prior to the Spin-Off and to file all related returns on our behalf. The tax sharing agreement also determines the amount of our liability to, or entitlement to payment from, Deluxe with regard to taxes and tax refunds for these periods. This arrangement may result in conflicts between us and Deluxe. Under the tax-sharing agreement, Deluxe may choose to contest, compromise or settle any adjustment or deficiency proposed by the relevant taxing authority in a manner that may be beneficial to Deluxe and detrimental to us.

     Tax limitations on issuance of our shares will restrict our ability to undertake acquisitions.

     We may be limited in the amount of shares that we can issue because the issuance of our shares may cause the Spin-Off to be taxable to Deluxe under
Section 355(e) of the Internal Revenue Code. As a result of such possible adverse tax consequences, we may be restricted in our ability to effect certain acquisitions or to enter into other transactions that would result in a change of control of us.

     Provisions in our charter documents and Delaware law and tax considerations related to the spin-off may delay or prevent a change in control.

     Provisions of our certificate of incorporation and bylaws and Delaware law may delay or prevent a change in control of the Company that you may consider favorable. These provisions include the following:

     o    no cumulative voting by stockholders for directors;

     o    a classified board of directors with three-year staggered terms;

     o the ability of our board to set the size of the board of directors, to create new directorships and to fill vacancies;

     o the ability of our board to issue preferred stock, without stockholder approval, with rights and preferences that may be superior to our common stock;

     o    the ability of our board to amend the bylaws;

     o    a prohibition of stockholder action by written consent;

     o advance notice requirements for stockholder proposals and for nominating candidates to our board;

     o restrictions under Delaware law on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock; and

     o a requirement that 66-2/3% of our stockholders and 66-2/3% of our directors approve certain corporate transactions, including mergers and consolidations, sales of assets or amendments to our certificate of incorporation.

In addition we have adopted a stockholder rights plan which discourages the unauthorized acquisition of 15% or more of our common stock or an unauthorized exchange or tender offer. Our tax sharing agreement with Deluxe also provides that we will indemnify Deluxe for any taxes due if the Spin-Off or some of the related transactions fail to qualify as tax-free because of our actions or inactions. An acquisition of us by a third party could have such an effect. As a result, these tax considerations may delay or prevent a third party from acquiring us in a transaction you may otherwise have considered favorable or reduce the amount you receive as part of the transaction.


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